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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

São José dos Campos, December 1, 2016 – Embraer S.A. (NYSE: ERJ; BM&F BOVESPA: EMBR3) announces that it has revised its initial projection of certification and entry into service of the E175 E2 jet from 2020 to 2021. This rescheduling is based on the following two factors:

-         Continued interest in the current generation E175 jet in the North American market; and

-         Recent negotiations between the major US airlines and their respective pilot unions during which the maximum takeoff weight restrictions for 76-seat aircraft included in the relevant scope clauses remained unchanged.

The next round of negotiations between the major US airlines and their respective pilot unions is scheduled to occur in 2019 at which time such restrictions may be revisited.

The expected timeframes of certification and entry into service for the other models of this family of aircraft, the E190 E2 and the E195 E2, continue unchanged and should occur in the first half of 2018 and in 2019, respectively. The Company reiterates that the development and certification program of these aircraft is progressing as expected.

Entry Into Service

AIRCRAFT	INITIAL PROJECTION	CURRENT PROJECTION
E190 E2	1st half of 2018	1st half of 2018
E195 E2	2019	2019
E175 E2	2020	2021

The Company’s firm order backlog for aircraft in the E2 family also remains unchanged, with the following orders in backlog:

Firm Order Backlog*

AIRCRAFT	FIRM ORDERS	OPTIONS
E190 E2	82	95
E195 E2	90	80
E175 E2	100	100
Total	272	275

*Does not include previously announced purchase commitments and LOIs for 123 aircraft.

José Antonio de Almeida Filippo

Executive Vice-President and Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer